CHANGE IN ACCOUNTANTS

On January 19, 2022, the Audit Committee of Northern Lights Fund Trust ("Committee") appointed and formally engaged Cohen & Company, LTD. (“Cohen”) as the Fund’s independent registered public accounting firm for the fiscal period ending September 30, 2022.

RSM US LLP (“RSM”) reports on the Fund's consolidated financial statements for the periods prior to October 1, 2021, did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

During the periods ended prior to October 1, 2021, there were no disagreements between the Fund and RSM on any matter of accounting principles or practices, consolidated financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of RSM, would have caused it to make reference to the subject matter of the disagreement in its report on the consolidated financial statements for such period. During the periods ended prior to October 1, 2021, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

June 8, 2022

Securities and Exchange Commission

Washington, D.C. 20549

Commissioners:

We have read Grant Park Multi Alternative Strategies Fund’s statements included under Item 13(a)(4) of its Form N-CSRS filed on June 8, 2022 and we agree with such statements concerning our firm made in paragraphs two and three. We have no basis to agree or disagree with the statements in paragraph one of Exhibit 13(a)(4).

Sincerely,

/s/ RSM US LLP